

UpLyft, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2019 & 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
UpLyft, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2018 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
July 14th, 2020
Vincenzo Mongio

UpLyft, Inc.
Balance Sheet
December 31, 2019 and 2018

Assets	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
Current Assets		
Cash and Cash Equivalents	$ 957	$ 908
Total Current Assets	$ 957	$ 908
Non current Assets		
Patents	$ 75,943	$ 57,287
Total Non current Assets	$ 75,943	$ 57,287
Total Assets	$ 76,901	$ 58,196
Liabilities		
Current Liabilities		
Accounts Payable	$ 35,167	$ 18,643
Total Current Liabilities	$ 35,167	$ 18,643
Long-Term Liabilities		
Future Equity Obligations	$ 90,000	$ 90,000
Loan from Founder	$ 137,000	$ 124,000
Total Long-Term Liabilities	$ 227,000	$ 214,000
Total Liabilities	$ 262,167	$ 232,643
Equity		
Additional Paid in Capital	$ 103,919	$ 101,444
Common Stock	$ 9,550	$ 9,550
Accumulated Deficit	$ (298,735)	$ (285,441)
Total Equity	$ (185,266)	$ (174,448)
Total Liabilities and Equity	$ 76,901	$ 58,196

UpLyft, Inc.
Statement of Operations
Years Ended December 31, 2019 and 2018

	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
Revenue (has not commenced principal operations)	$ 0	$ 0
Operating Expenses		
General and Administrative	$ 6,375	$ 142,777
Research and Development	$ 2,154	$ 2,531
Equity Based Compensation	$ 2,475	$ 1,444
Amortization	$ 2,290	$ 452
Total Operating Expenses	$ 13,294	$ 147,205
Net Loss from Operations	$ (13,294)	$ (147,205)

UpLyft, Inc.
Statement of Cashflows
Years Ended December 31, 2019 and 2018

	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
Cash at beginning of period	$ 908.20	$ 3,704.57
Net Loss from Operations	$ (13,293.67)	$ (147,204.74)
Adjustments to Net Loss	$ 0	$ 0
Increase in Accounts Payable	$ 16,523.71	$ 18,643.16
Non cash Equity Compensation Expense	$ 2,475.00	$ 1,443.75
Total Adjustments	$ 18,998.71	$ 20,086.91
Cash used by Operating Activities	$ 5,705.04	$ (127,117.83)
Investing Activities		
Patent Costs	$ (18,655.96)	$ (14,678.54)
Cash from Investing Activities	$ (18,655.96)	$ (14,678.54)
Financing Activities		
Loan from Founder	$ 13,000.00	$ 39,000.00
Paid in Capital	$ 0	$ 100,000.00
Cash from Financing Activities	$ 13,000.00	$ 139,000.00
Total net cash proceeds/uses during period	$ 49.08	$ (2,796.37)
Cash at end of period	$ 957.28	$ 908.20

UpLyft, Inc.
Statement of Changes in Shareholders Equity
Years Ended December 31, 2019 and 2018

	Common Stock		Accumulated paid in capital		
	# of Shares	Amount	Amount	Accumulated Deficit	Total Stockholder Equity
12/31/2017	9,550,000	$ 9,550	$ 0	$ (138,237)	$ (128,687)
Net Loss				$ (147,205)	$ (147,205)
Equity Compensation Attributable to APIC			$ 1,444		$ 1,444
Conversion of Convertible Debt			$ 100,000		$ 100,000
12/31/2018	9,550,000	$ 9,550	$ 101,444	$ (285,441)	$ (174,448)
Net Loss				$ (13,294)	$ (13,294)
Equity Compensation Attributable to APIC			$ 2,475		$ 2,475
12/31/2019	9,550,000	$ 9,550	$ 103,919	$ (298,735)	$ (185,266)

UpLyft, Inc.
Notes to Financial Statements
December 31, 2019 and 2018

Note 1 – Organization and Nature of Activities

UpLyft, Inc. ("the Company") is a corporation formed under the laws of the State of California. The Company intends to derive revenue from the design and manufacture of medical equipment for use by individuals, nurses, and caregivers from bedside to wheelchair. The company is headquartered in San Diego, CA.

The Company will conduct an equity crowdfunding offering during the third quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets

The Company's intangible assets include both U.S and international patent costs and are amortized using the straight-line method of depreciation over a period of 20 years. The Company periodically evaluates the recoverability of these intangible assets and takes into account events or circumstances that warrant revised estimates of useful life or that indicate impairment exists.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less any nominal amount deemed reasonably necessary to account for salvage value.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

      The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Equity Based Compensation

      During the period ending December 31, 2018, the CEO was granted the option to purchase 1,111,111 shares of the fully diluted stock of the Company. The stock option grant has a vesting schedule as defined in the agreement and amendments related thereto. Stock option expenses relating to this grant totaled $2,475 and $1,444 for the periods ending December 31, 2019 and December 31, 2018, respectively. The expenses represent the fair value of the options at the grant date of $9,900 over the vesting period. The options fair value was determined using a Black Scholes model. Total unrecognized expense attributable to unvested options totaled $5,981.

Fair Value of Financial Instruments

      Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

      Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

      Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

      There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Dec 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Future Equity Obligations

During the period ending December 31, 2016, the Company entered into $90,000 of SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5,000,000.

Per the terms of the SAFE Agreements entered into, if there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of the Company's common or preferred stock equal to the purchase amount divided by the lesser of the (1) price per share of shares issued in the said equity financing or (2) twenty cents ($0.20) per share (the "Shares"). The type of shares to be issued (common or preferred) will be the same type as received in the equity financing.

If there is a liquidity event before the expiration or termination of the SAFE Agreement, the Investor will receive the greater of either (i) a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE Agreement will terminate.

In connection with a cash payment through a liquidity event, if there are not enough funds to pay the Investor and holders of other similar agreements for future equity (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash Out Investors in proportion to their purchase amounts, and the Cash-Out Investors will automatically receive the number of shares of common stock equal to the remaining unpaid purchase amount divided by the liquidity price.

In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

Loans from Founder

The company has received $137,000 in funds from the Founder under an advance repayable agreement as of December 31, 2019. The payment terms call for $0 interest paid over the life of the advances. The Company is to repay the lender amounts due in the future at the discretion of the Company.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company has authorized 11,111,11 shares of common stock of which 9,550,000 shares of common stock were issued and outstanding. The Founder holds 6,400,000 of the authorized, issued, and outstanding shares.

No other shareholder maintains greater than 10% of the fully diluted stock of the Company as of December 31, 2019.

Note 6 - Related Party Transactions

The Founder is the lender of $137,000 in advances mentioned in Note 3. The CEO received options to purchase 10% of the company. See Note 2 – equity-based compensation.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 13, 2020, the date these financial statements were available to be issued.

Convertible Debt

The company has issued unsecured convertible notes totaling $100,000 to two investors at a rate of 8% per annum and a maturity date of December 31, 2020.

If on or before the maturity date the Company consummates a Qualified Financing (as defined in the agreement), all of the obligations under the note shall be converted into shares of capital stock, and such shares shall have the same terms and conditions as those issued to the investors in the Qualified Financing. The number of shares that shall be issued to the Holder shall be determined by dividing the obligations due by eighty percent (80%) of the price per share paid by the other investors in such Qualified Financing ("Conversion Price").

One investor has the right to elect to be repaid principal and interest within 5 business days after a Qualified Financing.

Management Retention & Incentive Agreement

In May 2020, the Board of Directors of the Company unanimously approved the implementation an incentive compensation plan to provide for the compensation of key operational team members of the Company in the event of an acquisition of the Company. The plan shall terminate the earlier of April 30, 2021 or upon the Company closing $3,000,000 or more in an equity financing. The amount available to be distributed under the Plan shall equal a percentage of the total consideration of the acquisition, as to be determined within a formal Plan document to be proposed by the CEO and approved by the Board of Directors after a letter of intent for an acquisition of the Company is received.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetay1 and fiscal interventions to stabilize economic conditions.

The company has not been materially negatively impacted by COVID 19. The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended 31 December 2019 have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

Failure to renew our patents could result in a surge in competition.

Our patent is a major competitive advantage. If we are not able to maintain the annual fees, we could experience new competition from larger companies. If they offer similar products, at lower prices, we may lose significant market share.

Like many physical product companies, we are subject to counterfeit products.

Despite securing patents in multiple countries, we could experience counterfeit companies as we expand beyond the US. It can be difficult and costly to enforce patent protection in international cases. If we cannot secure financing to do so, we may lose significant market share.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

Any significant manufacturing defect, requiring a recall, would hinder operations.

Safety precautions and testing are completed prior to shipment. However, manufacturing defects can happen. A defect requiring a major recall could create an insurmountable financial burden for the company.

If we do not develop successful new products or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create new products, both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.